Exhibit 6.1

LETTER OF INTENT

SUBJECT: The3rdBevco Inc. (3BVC) and Justina Valentine (JV)
DATE: April 19, 2023

RE: 3BVC- JV Bougie™ Partnership

The is to serve as a letter of intent to lay out the terms of a more formal agreement between The3rdBevco Inc. and Pichy Productions LLC f/s/o Justina Valentine for a partnership for the Bougie™ non alcoholic sparkling bubbly brand of The3rdBevco subject to the following conditions:

Deliverables Sought from JV:

ï Become the official face of the Bougie brand as Miss Bougie. Portray to her followers that Bougie is her baby and her brand. Appear on the homepage of Bougie website, provided JV’s image will not appear anywhere on investor communications. JV will not directly solicit anyone in regard to The3rdBevco Inc investment. JV will not directly participate in promotions for crowdfunding.

ï	Term shall be one (1) year from date of commencement with a renegotiation clause on the retainer fee at 10 months or 14 days prior to the company going public (whichever happens first)

ï	Original TikTok Sound/Jingle Custom made for Bougie.

ï	Produce & distribute original AND timeless JV X Bougie marketing content to Justina’s loyal fans and beyond. Pichy Productions LLC has sole approval over any marketing content furnished by BevCo for distribution.

ï	Official Host of Miss Bougie TV

ï	Quarterly Event Appearances pre-arranged around JV schedule

ï	Quarterly Pre-arranged appearances at stores that carry Bougie for meet n greets.

ï	Professional Product Photos

ï	Monthly Miss Bougie Newsletter Blast

ï	Weekly IG Story Posts

ï	Weekly Snapchat Posts

ï	Weekly YouTube Shorts Posts

ï	Weekly Tweets

ï	Monthly Hard Post on Facebook, Instagram, TikTok, & Twitter

ï	Appear as VIP Host at Quarterly Official Bougie Launch Party/ies.

Deliverables to JV from 3BVC:

ï 15% profit share in the Bougie Brand—meaning 15% of profit on all sales of the drink, apparel, merch etc. to be paid bi-monthly with escalations based on mutually agreed upon KPI’s

ï	100,000 stock options in 3BVC-will be worth $500k-$700k when we go public within the next 10-12 months max.

ï	$50K quarterly retainer, Initial payment upon contract execution and future payments upon commencement of each quarter (minimum guarantee of 4 quarters)

ï	First class travel expenses of JV paid to events and appearances.

ï	Full indemnification of Justina from any and all claims made by third parties.

ï	There shall be no category exclusivity to prevent Justina from promoting other non-alcoholic beverages (soda brands, energy drinks, waters, juices) or alcoholic beverages. During term she will not promote any direct competitor in category of non-alcoholic sparkling bubbly

Approved By:	Approved By:

The3rdBevco Inc.	Pichy Productions LLC

/s/ Peter Scalise
Peter Scalise-CEO	F/S/O Justina Valentine